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                             September 23, 2022

       David Rosenberg
       Chairman of the Board of Directors
       Ignyte Acquisition Corp.
       640 Fifth Avenue, 4th Floor
       New York, NY 10019

                                                        Re: Ignyte Acquisition
Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 13,
2022
                                                            File No. 001-39951

       Dear Mr. Rosenberg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Proxy Statement on Schedule 14A filed September 13,
2022

       Peak Bio's Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 257

   1. We note your response to Comment 9 and reissue in part. Remove the statement that Peak
                                                        Bio may create a
potential Best-in-Class differentiated approach to treating cancer on page
                                                        47 because the
statement is speculative given Peak Bio   s current stage of development.
                                                        We also note your new
statements on page 257 that Peak Bio's industry learning enables it
                                                        "to design ADCs to have
improved efficacy, safety, and tolerability relative to existing antibody or ADC
therapies" and that "PH-1 or Thailanstatin is being used to generate a pipeline of proprietary
ADC product candidates to address patient populations with
                                                        improved efficacy
relative to traditional ADC-based therapies." Please remove these statements as
determinations of efficacy are solely within the authority of the FDA.

                                                        We remind you that the
company and its management are responsible for the accuracy
 David Rosenberg
Ignyte Acquisition Corp.
September 23, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Rosenberg
                                                          Division of
Corporation Finance
Comapany NameIgnyte Acquisition Corp.
                                                          Office of Life
Sciences
September 23, 2022 Page 2
cc:       Scott Cowan
FirstName LastName